# Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

June 25, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 25, 2018 The Nasdaq Stock Market (the "Exchange") received from Extended Stay America, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Common Stock, par value $0.01 per share of
Extended Stay America, Inc. and Class B
Common Stock, par value $0.01 per share, of
ESH Hospitality, Inc., which are attached and
trade together as a Share


We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,